Exhibit 12.1

Ruby Tuesday, Inc

Unaudited Computation of Ratio of Consolidated

Earnings to Fixed Charges

(Dollar Amounts in Millions)

	Twenty Six Weeks Ended	Fiscal Year Ended
	December 4, 2012	June 5, 2012	May 31, 2011	June 1, 2010	June 2, 2009	June 3, 2008
Earnings before fixed charges:
(Loss) income from continuing operations before income taxes	$(12.5)	$(0.2)	$46.9	$57.8	$(42.9)	$23.7

Add equity in losses (deduct equity in earnings) of equity interest	-	-	0.6	0.3	—	3.5

Distribution of earnings from equity investees	-	-	—	—	—	—

Less Capitalized interest	0.2	0.5	0.6	0.6	0.5	(0.2)

	(12.3)	0.3	48.1	58.7	(42.4)	27.0

Fixed charges:

Interest expense	14.0	23.5	14.1	18.0	36.7	33.1

Interest portion of rent expense	8.3	15.8	14.7	14.0	15.7	16.4

Total fixed charges	22.3	39.3	28.8	32.0	52.4	49.5

Adjusted earnings from continuing operations before income taxes available to cover fixed charges	$10.0	$39.6	$76.9	$90.7	$10.0	$76.5

Ratio of earnings to fixed charges	0.45	1.01	2.67	2.83	0.19	1.55

Amount by which earnings were insufficient to cover fixed charges	(12.3)	N/A	N/A	N/A	$(42.4)	N/A

*	We are presenting the ratio above solely pursuant to the requirement set forth in Item 503 of Regulation S-K. The earnings and fixed charges in the above ratio are calculated using the definitions as set for by Regulation S-K.